UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 16, 2008

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

TABLE OF CONTENTS

Exhibit Index

99.1	Press Release dated May 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YUCHAI INTERNATIONAL LIMITED

Date: May 16, 2008	By:	/s/ Teo Tong Kooi
	Name:	Mr. Teo Tong Kooi
	Title:	President and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 16, 2008

Exhibit 99.1

China Yuchai International Announces Restatement of 2005 Consolidated Financial Statements

Singapore, Singapore, 16 May, 2008 – China Yuchai International (NYSE: CYD) (the “Company”) announced today that its Board of Directors has determined to revise and restate the Company’s consolidated financial statements for the year ended December 31, 2005 (“2005 consolidated financial statements”) to correct errors in the accounts of its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”). The errors relate primarily to an understatement of accounts payable at December 31, 2005 by approximately RMB 167.8 million by Yuchai (“RMB168 million Adjustment”), which would result in the previously reported gross profit for 2005 decreasing by RMB 122.7 million.

As previously announced, the RMB168 million Adjustment was investigated by the Company’s Audit Committee with the assistance of independent counsel and independent forensic consultants, which found no evidence of fraud or intentional wrongdoing by any employee of the Company or Yuchai or any plan to intentionally inflate the profits of Yuchai. The investigation team identified certain control issues and made recommendations for improvement which are in the process of being implemented by the Company, under the direction of its Board of Directors.

In addition, during the course of finalizing the RMB168 million Adjustment, the Company identified other accounting errors which it has decided to correct as well. The impact of these other adjustments on the Company’s previously reported net income for 2005 is a further reduction of approximately RMB 21.9 million. The details of these correcting adjustments will be provided in the Company’s amended 2005 Annual Report on Form 20-F, which the Company will be filing shortly.

The Company expects the restatement of the 2005 consolidated financial statements to result in a net loss of RMB 32.3 million instead of the previously reported net income of RMB 68.5 million. Consequently, the Company’s consolidated shareholders’ equity is expected to be reduced by approximately 3.8% from RMB 2.67 billion to RMB 2.57 billion.

The RMB168 million Adjustment will result in an increase to the previously reported amount for inventory at December 31, 2005 by approximately RMB 45.1 million. Consequently, this adjustment will also have an impact on the Company’s previously announced 2006 unaudited interim and annual consolidated financial results.

The Company expects to file its 2006 Annual Report on Form 20-F by 30 June 2008. Thereafter, the Company will announce its unaudited consolidated financial results for 2007 and its unaudited consolidated financial results for the first quarter of 2008 in the third quarter. The Company anticipates the net income it expects to report for 2007 will show an improvement over the net income it expects to report for 2006.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

The Global Consulting Group

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com/dchen@hfgcg.com